

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Mail Stop 3720

October 5, 2009

David L. Warnock
Chief Executive Officer
Camden Learning Corporation
500 East Pratt Street, Suite 1200
Baltimore, MD 21202

> **RE:** **Camden Learning Corporation**
> **Form 10-K for the transition period January 1, 2009 to May 31, 2009**
> **Filed August 20, 2009**
> **File No. 000-52919**

Dear Mr. Warnock:

We have completed our review of your Form 10-K and have no further comments at this time.

Sincerely,

/s/ Jay Knight

for Larry Spirgel
Assistant Director

cc: via facsimile at (212) 370-7889
        Adam Mimeles
        (Ellenoff Grossman & Schole LLP)